

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mr. Daniel Mckinney
Chief Executive Officer
Sino Fibre Communications, Inc.
405 Lexington Avenue
26th Floor
New York, NY 10174

September 26, 2008

RE: **Sino Fibre Communications, Inc.
Item 4.01 Form 8-K
Filed August 19, 2008, as amended September 23, 2008
File No. 000-52709**

Dear Mr. Mckinney:

We have completed our review of your Form 8-K and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director